Exhibit 99.2
Consolidated Financial Statements of
BELLUS HEALTH INC.
(a development stage company)
Periods ended March 31, 2009 and 2008

BELLUS HEALTH INC.
Consolidated Financial Statements
(Unaudited)
Periods ended March 31, 2009 and 2008

BELLUS HEALTH INC.
Consolidated Balance Sheets
(Unaudited)
March 31, 2009 and December 31, 2008
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	March 31,	March 31,	December 31,
	2009	2009	2008

	(CDN$ - note 1 (b))	(US$)	(US$)
	(Unaudited)	(Unaudited)	(Audited)
			(Recast -
			note 2 (a))

Assets
Current assets:
Cash and cash equivalents	$4,016	$3,187	$10,595
Accounts receivable and other	784	622	593
Research tax credits receivable	2,470	1,960	1,780
Inventories	286	227	180
Prepaid expenses	1,137	902	1,114

	8,693	6,898	14,262
Investment in asset-backed commercial paper (note 4)	9,622	7,635	8,392
Restricted cash (note 4)	498	395	596
Long-term prepaid expenses	51	41	42
Equipment	3,724	2,955	3,124

	$22,588	$17,924	$26,416

Liabilities and Shareholders’ (Deficiency) Equity
Current liabilities:
Accounts payable	$3,386	$2,687	$2,423
Accrued liabilities	7,277	5,774	5,495
Deferred gain on sale of property	1,687	1,339	1,339

	12,350	9,800	9,257
Credit facilities (note 4)	12,457	9,885	9,736
Deferred gain on sale of property	17,930	14,228	14,563
Long-term accrued liabilities	1,847	1,466	1,448
Convertible notes (note 5)	47,947	38,047	37,464

	92,531	73,426	72,468

Shareholders’ (deficiency) equity:
Share capital (note 6)	345,993	274,554	274,554
Equity portion of convertible notes	12,402	9,841	9,841
Additional paid-in capital	23,766	18,859	18,402
Warrants	21,243	16,857	16,857

	403,404	320,111	319,654

Deficit	(481,280)	(381,908)	(372,001)
Accumulated other comprehensive income	7,933	6,295	6,295

	(473,347)	(375,613)	(365,706)

	(69,943)	(55,502)	(46,052)
Basis of presentation (note 1 (a))
Subsequent events (note 12)

	$22,588	$17,924	$26,416

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
Consolidated Statements of Operations
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three-month period ended March 31,
	2009	2009	2008
	(CDN$ -	(US$)	(US$)
	note 1(b))		(Recast -
			note 2 (a))

Revenues:
Gross sales	$144	$114	$—
Discounts, returns and cooperative promotional incentives	(38)	(30)	—

Net sales	106	84	—
Collaboration agreement	—	—	205
Reimbursable costs	—	—	22

	106	84	227

Expenses:
Research and development	4,549	3,610	8,780
Research tax credits and grants	(382)	(303)	(397)

	4,167	3,307	8,383
General and administrative	3,967	3,148	3,576
Marketing and selling	2,367	1,878	—
Reimbursable costs	—	—	22
Stock-based compensation	570	452	1,035
Depreciation of equipment	213	169	214

	11,284	8,954	13,230

Loss before undernoted items	(11,178)	(8,870)	(13,003)

Interest income	16	13	498
Interest and bank charges	(99)	(79)	(29)
Accretion expense (note 5)	(1,616)	(1,282)	(1,207)
Change in fair value of embedded derivatives	—	—	42
Change in fair value of third party asset-backed commercial paper (note 4)	(430)	(341)	(375)
Foreign exchange gain	155	123	754
Other income	667	529	278

	(1,307)	(1,037)	(39)

Net loss	$(12,485)	$(9,907)	$(13,042)

Net loss per share (note 9)
Basic and diluted	$(0.25)	$(0.20)	$(0.27)

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
Consolidated Statements of Comprehensive Loss
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars)
(in accordance with Canadian GAAP)

	Three-month period ended
	March 31,
	2009	2008
		(Recast
		- note 2 (a))

Net loss	$(9,907)	$(13,042)

Comprehensive loss	$(9,907)	$(13,042)

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
Consolidated Statements of Shareholders’ (Deficiency) Equity
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total

Balance December 31, 2008, before recast	50,043,892	$274,554	$9,841	$18,402	$16,857	$(366,477)	$6,799	$(40,024)

Adjustment to reflect change in accounting policy for goodwill and intangible assets (note 2 (a))	—	—	—	—	—	(5,524)	(504)	(6,028)

Balance December 31, 2008, recast	50,043,892	$274,554	$9,841	$18,402	$16,857	$(372,001)	$6,295	$(46,052)

Stock-based compensation (note 7)	—	—	—	457	—	—	—	457

Net loss	—	—	—	—	—	(9,907)	—	(9,907)

Balance, March 31, 2009	50,043,892	$274,554	$9,841	$18,859	$16,857	$(381,908)	$6,295	$(55,502)

Balance December 31, 2007, before recast	48,846,595	$273,269	$9,841	$15,397	$16,857	$(318,254)	$6,799	$3,909

Adjustment to reflect change in accounting policy for goodwill and intangible assets (note 2 (a))	—	—	—	—	—	(5,652)	(504)	(6,156)

Exercise of stock options:
For cash	1,500	1	—	—	—	—	—	1

Stock-based compensation (note 7)	—	—	—	1,036	—	—	—	1,036

Net loss	—	—	—	—	—	(13,042)	—	(13,042)

Balance, March 31, 2008	48,848,095	$273,270	$9,841	$16,433	$16,857	$(336,948)	$6,295	$(14,252)

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
Consolidated Statements of Cash Flows
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three-month period ended March 31,
	2009	2009	2008

	(CDN$ -	(US$)	(US$)
	note 1(b))		(Recast -
			note 2 (a))

Cash flows from operating activities:
Net loss	$(12,484)	$(9,907)	$(13,042)
Adjustments for:
Depreciation	213	169	214
Unrealized foreign exchange loss (gain)	50	41	(628)
Stock-based compensation	570	452	1,035
Accretion expense	1,616	1,282	1,207
Change in fair value of embedded derivatives	—	—	(42)
Change in fair value of third party asset-backed commercial paper	430	341	375
Amortization of gain on sale-leaseback	(422)	(335)	(335)
Changes in operating assets and liabilities:
Accounts receivable and other	(37)	(29)	130
Research tax credits receivable	(227)	(180)	(389)
Inventory	(59)	(47)	—
Prepaid expenses	267	212	(48)
Long-term prepaid expenses	1	1	(9)
Deferred revenue	—	—	(205)
Accounts payable and accrued liabilities	(18)	(15)	(2,918)

	(10,100)	(8,014)	(14,655)

Cash flows from financing activities:
Credit facilities	321	255	—
Proceeds from issue of share capital	—	—	1

	321	255	1

Cash flows from investing activities:
Restricted cash	—	—	(146)
Additions to equipment	(18)	(14)	(62)
Proceeds from third party asset-backed commercial paper	493	391	—
Proceeds from marketable securities	—	—	37,729

	475	377	37,521

Net increase (decrease) in cash and cash equivalents	(9,304)	(7,383)	22,867

Cash and cash equivalents, beginning of period	13,352	10,595	10,963

Effect of foreign exchange on cash and cash equivalents	(32)	(25)	(362)

Cash and cash equivalents, end of period	$4,016	$3,187	$33,468

Supplemental disclosures to cash flow statements (note 10)
See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
1.	Organization, business activities and basis of presentation:

The consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries (BELLUS Health or the Company). These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The unaudited consolidated balance sheet as at March 31, 2009, the unaudited consolidated statements of operations, comprehensive loss, cash flows and shareholders’ (deficiency) equity for the periods ended March 31, 2009 and 2008, reflect all of the adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in notes 3 and 4 of the annual consolidated financial statements for the year ended December 31, 2008, except as described in note 2 below. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2008.

To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale-leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects. In January 2009, the Company delisted its shares from NASDAQ. The Company’s shares trade on the Toronto Stock Exchange.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
1.	Organization, business activities and basis of presentation (continued):
(a)	Basis of presentation:

The Company has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $381,908 as at March 31, 2009. As at that date, the Company’s committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds, including the completed financing after March 31, 2009 (refer to Subsequent events, note 12), and the Company’s cash and cash equivalents on hand. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts, distribution agreements or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of factors outside of the Company’s control. These factors raise significant doubt about the Company’s ability to continue as a going concern. Management continues to actively pursue additional financing. No definitive agreements have been reached yet and there can be no assurance that such agreements will be reached. As a result, there is material uncertainty as to whether the Company will have the ability to continue as a going concern and thereby realize its assets and discharge its liabilities in the normal course of business.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary should the Company not be successful in its efforts to obtain additional financing, to receive significant funds on signing collaborative research and development contracts, distribution agreements or by out licensing its products or making significant product sales. Such adjustments may include but would not be limited to: all debt would be presented as current, accretion on convertible notes would be accelerated, and the investment in asset-backed commercial paper would be reduced to its liquidation value.

(b)	Translation of convenience:

The Company’s functional currency is the US dollar. The Company also presents the consolidated financial statements as at and for the period ended March 31, 2009, in Canadian dollars, using the convenience translation method whereby all US dollar amounts are converted into Canadian dollars at the noon exchange rate quoted by the Bank of Canada as at March 31, 2009, which was 1.2602 Canadian dollars per US dollar. The supplementary information in Canadian dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such US dollar amounts actually represent such Canadian dollar amounts or could be or would have been converted into Canadian dollars at the rate indicated.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
2.	Changes in accounting policies:
(a)	New accounting policies adopted:

On January 1, 2009, the Company adopted the following new accounting standards issued by the CICA:

Goodwill and intangible assets:

Section 3064, Goodwill and Intangible Assets, replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, as well as clarifies the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. As a result of this standard, direct costs incurred to secure patents related to internally-generated assets are no longer capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to write-off the amount of patents previously capitalized of $6,156, to increase the opening deficit as at January 1, 2008, by $5,652, which is the amount relating to periods prior to this date, to increase the net loss by $140 and the net loss per share by $0.01 for the three-month period ended March 31, 2008, and to decrease accumulated other comprehensive income as at January 1, 2008, by $504 due to foreign exchange adjustments.

Credit risk and the fair value of financial assets and financial liabilities:

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years and is applicable to the Company for its first quarter of fiscal 2009. The application of this recommendation did not have a significant impact on the Company’s consolidated financial statements.

(b)	Future accounting changes:

International Financial Reporting Standards:

In February 2008, AcSB confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to report under IFRS for its 2011 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
3.	Acquisition of Innodia Inc.:

On July 17, 2008, the Company acquired 100% of the remaining outstanding capital stock that it did not already own of Innodia Inc. (Innodia), a private, development stage company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the operations of Innodia, including the intellectual property assets related to its diabetes and obesity projects. The Company now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. The purchase price was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or cash, at the option of the Company, is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value at that time of the Innodia investment in asset-backed commercial paper acquired under the July 17, 2008 transaction.

The transaction has been accounted for as an acquisition of assets, and the results of Innodia have been consolidated with the accounts of the Company since the date of the acquisition.

The following purchase price allocation is based on management’s best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed.

Purchase price allocation:
Cash	$54
Accounts receivable and other	90
Research tax credits receivable	1,134
Investment in asset-backed commercial paper	4,242

Total assets acquired	5,520

Bank indebtedness	(2,042)
Accounts payable and accrued liabilities	(1,778)
Long-term liabilities	(135)

Total liabilities assumed	(3,955)

Net assets acquired	$1,565

Purchase price:
1,185,797 common shares issued	$1,278
Transaction costs	287

$1,565

Refer to note 4 for investment in asset-backed commercial paper (ABCP).

Concurrent with the acquisition, Innodia Holdings, a variable interest entity of which the Company is the primary beneficiary, repurchased for cancellation its outstanding shares (the non-controlling interest) held by companies affiliated with one of the Company’s shareholders for nominal consideration. As a result of this transaction, the Company now holds all of the outstanding shares of Innodia Holdings. As the transaction was between related parties, the settlement of the non-controlling interest was credited to additional paid-in capital.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
3.	Acquisition of Innodia Inc. (continued):

Identifiable intangible assets and property and equipment were reduced to nil, and the investment in ABCP was reduced by $684 because the fair value of the net assets acquired exceeded the purchase price. The fair value of the investment in ABCP was subsequently increased by $684, through earnings, to reflect its fair value as at December 31, 2008.

4.	Investment in asset-backed commercial paper:

As at December 31, 2008, the Company held approximately $12,250 (of which $6,250 is denominated in Canadian dollar) in principal value of third party ABCP, including $5,719 of third party ABCP acquired as part of the Innodia acquisition. These investments were due to mature as early as August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the “Committee”) in December 2007 was approved by the ABCP holders. On January 21, 2009, the Committee announced that the restructuring plan had been implemented. Pursuant to the terms of the restructuring plan, the Company received the following new floating rate interest-bearing notes (“New notes”) in exchange for its ABCP: CDN$2,306 of MAV2 Class A-1 Notes, CDN$2,773 of MAV2 Class A-2 Notes, CDN$503 of MAV2 Class B Notes, CDN$173 of MAV2 Class C Notes, CDN$850 of MAV2 IA Tracking Notes, $5,000 of MAV3 IA Tracking Notes as well as $977 and CDN$985 of MAV3 TA Tracking Notes. The legal maturity of the New notes is July 15, 2056, but the actual expected repayment of the notes, if held to maturity, is January 22, 2017. The New notes issued following the restructuring plan are designated as held for trading financial assets. Previously, the ABCP were also classified in that category. During the current quarter, the Company also received partial payments for accrued interest, totaling $391, for its investment in ABCP held since the market disruption. The Company has not recorded any interest income since the initial maturity of the ABCP it held however the expected proceeds from the interest were considered in the determination of the fair value of the ABCP as at December 31, 2008 and March 31, 2009. As of May 5, 2009, there are currently no market quotations available for these New notes.

During the second quarter of 2008, the Company entered into a temporary credit facility with the chartered bank that sold the ABCP to the Company. This credit facility was put in place to finance the repayment to Centocor, since this obligation was secured by ABCP. With respect to the implementation of the ABCP restructuring plan announced in January 2009, the Company received an offer by the chartered bank to refinance its temporary credit facility by revolving credit facilities, with a minimum 2-year term and with options to renew on an annual basis for up to a maximum total potential term of seven years. In addition, the Company also received an offer to refinance the temporary credit facility obtained as part of the Innodia transaction. In total, the offers for the revolving credit facilities amount to approximately $11,830, bear interest at prime rate minus 1% and require security in the Company’s investments in the New notes, as well as lien on the universality of the assets of the corporation in the amount of approximately $2,000 among other requirements. The offers for the revolving credit facilities also include a put option feature in the next two to three years which may limit the Company’s losses to between 25% and 55% of the New notes, subject to certain conditions.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
4.	Investment in asset-backed commercial paper (continued):

As at March 31, 2009, the Company estimated the fair value of these ABCP at approximately $7,909, of which $274 is presented as part of Restricted Cash, as it is pledged to a bank as collateral for letter of credit issued in connection with a lease agreement. In connection with its fair value determinations, the Company recorded a decrease in fair value of $1,184 for the year ended December 31, 2007, an increase in fair value of $309 for the year ended December 31, 2008 and a decrease in fair value of $341 for the three-month period ended March 31, 2009. The increase in fair value recorded in 2008 is due to increased valuation of certain assets recognized as part of the Innodia transaction. The exchange of third party ABCP for New notes during the first quarter of 2009 resulted in a loss on settlement, which is presented as part of the decrease in fair value recorded during the current quarter. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets will generate cash flows, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. The Company estimated that the long-term financial instruments arising from the conversion of its ABCP would generate interest returns ranging from 0.15% to 1.19% (weighted average rate of 0.69%), depending on the type of series. These future cash flows were discounted, according to the type of series, over an 8-year period and using discount rates ranging from 4.4% to 9.4% (weighted average rate of 6.1%). The Company also took into account the put option feature described above in determining the change in fair value of ABCP recognized in earnings for the year ended December 31, 2008 and the three-month period ended March 31, 2009. Estimates of the fair value of the ABCP and related put option are not supported by observable market prices or rates, and therefore are subject to uncertainty, including, but not limited to, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows, and the market for these types of instruments. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary significantly from the Company’s current estimate. Changes in the near term could require significant changes in the recognized amount of these assets. As the Company records the New notes at current fair value each period, such adjustments will directly impact earnings.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
5.	Convertible notes:

Convertible notes consist of the following:

	March 31,	December 31,
	2009	2008

6% Senior convertible notes due in 2026 (2006 Notes) (a)	$35,929	$35,437
6% Senior convertible notes due in 2027 (2007 Senior Notes) (b)	3,239	3,148
Derivative-related asset (b)	(1,121)	(1,121)

	$38,047	$37,464

(a)	Changes in the 2006 Notes for the three-month period ended March 31, 2009 were as follows:

Balance, December 31, 2008	$35,437

Accretion expense	1,123
Interest paid/payable	(631)

Balance, March 31, 2009	$35,929

(b)	Changes in the 2007 Senior Notes and derivative-related asset for the three-month period ended March 31, 2009, were as follows:

	2007	Derivative-
	Senior Notes	related asset

Balance as at December 31, 2008	$3,148	$(1,121)

Accretion expense	159	—
Interest paid/payable	(68)	—
Change in fair value	—	—

Balance as at March 31, 2009	$3,239	$(1,121)

For details of restructuring of the 2006 Notes and 2007 Senior Notes subsequent to March 31, 2009, see note 12.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
6.	Share capital:
(a)	Stock option plan:

Changes in outstanding options issued under the Stock Option Plan for the years ended December 31, 2008 and for the three-month period ended March 31, 2009 were as follows:

		Weighted
		average
	Number	exercise price
		(CDN$)

Options outstanding, December 31, 2007	2,816,733	$16.75
Granted	3,143,600	1.46
Exercised	(11,500)	0.65
Cancelled or expired	(1,299,825)	19.68

Options outstanding, December 31, 2008	4,649,008	5.63
Granted	—	—
Exercised	—	—
Cancelled or expired	(55,906)	8.49

Options outstanding, March 31, 2009	4,593,102	$5.60

(b)	Agreement to issue shares:

The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets, was approved by regulatory authorities and shareholders in 2005. As at March 31, 2009, stock-based compensation expense in relation to 140,000 of the total 220,000 common shares has been previously recorded. The shares will be issued by the Company upon formal notification by the Chief Executive Officer. During the three-month periods ended March 31, 2009 and 2008, the Company did not record stock-based compensation in relation to common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
6.	Share capital (continued):
(c)	Deferred share unit plan:

On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to receive all or a portion of their annual bonus in the form of DSU rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainers and/or all of their meeting attendance fees as DSUs rather than in cash. On March 31, 2009, the Company adopted a DSU plan for vice-presidents and certain other employees, under which participants can elect to receive 20% of their salaries in the form of DSUs.

The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited multiplied by the market value of common shares on the date a notice of redemption is filed.

During the three-month periods ended March 31, 2009 and 2008, the Company did not grant any DSU’s. For DSUs, compensation cost is measured based on the market price of the Company’s shares from the effective date of grant through to the settlement date. Any changes in the market value of the Company’s shares through to the settlement date result in a change to the measure of compensation cost for those awards and is recorded in the consolidated statement of operations. At March 31, 2009, the Company had a liability of $14 with respect to issued DSUs ($19 at December 31, 2008).
7.	Stock-based compensation:

For the three-month period ended March 31, 2009, the Company recorded total stock-based compensation (excluding compensation under the deferred share unit plan) of $457 (2008 — $1,036), related to stock options granted under the Stock Option Plan after July 1, 2002.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the three-month period ended March 31, 2008 were as follows:

Risk-free interest rate	3.28%
Expected volatility	76%
Expected life in years	7
Expected dividend yield	nil

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
7.	Stock-based compensation (continued):

The following table summarizes the weighted average grant-date fair value per share for options granted during the three-month period ended March 31, 2009 and 2008:

Weighted average
	Number of	grant-date
	options	fair value
(CDN$)

Three-month period ended:
March 31, 2009	Nil	$ Nil
March 31, 2008	2,795,000	1.08
Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

8.	Related party transactions:
(a)	Under the terms of a management services agreement entered into in March 2003, as amended, with Picchio International, the Company recorded a management fee of $529 for the three-month period ended March 31, 2009 (2008 — $627).

In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 6 (b).

(b)	In 2005, the Company entered into a sub-lease agreement for a three-year period ended April 2008 with a company in which certain shareholders of the Company have an equity interest. During 2007, the sub-lease agreement was extended to April 2011. For the three-month period ended March 31, 2009, sub-lease revenue under the agreement amounted to $194 (2008 — $237). The Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease.

(c)	In July 2008, as disclosed in note 3, the Company acquired 100% of the remainder of the outstanding capital stock that it did not already own of Innodia.
The transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
9.	Loss per share:

	Three-month periods ended
	March 31,
	2009	2008

Basic weighted average number of common shares outstanding	50,183,892	48,987,980

Basic net loss per share	$(0.20)	$(0.27)

Diluted loss per share is not presented as the effect of stock options, convertible notes and warrants would be anti-dilutive. All outstanding stock options, convertible notes and warrants could potentially be dilutive in the future. Included in the weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 6 (b).

10.	Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	March 31,	December 31,
	2009	2008

Cash balances with banks	$3,187	$6,096
Short-term investments (yielding interest between 0.45% to 0.80% as at December 31, 2008)	—	4,499

	$3,187	$10,595

(b)	Interest and income taxes:

	Three-month periods ended
	March 31,
	2009	2008

Cash paid in the period for:
Interest	$53	$—
Income tax	—	—

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
10.	Statements of cash flows — supplementary disclosure (continued):
(c)	Non-cash transactions:

	March 31,	March 31,
	2009	2008

Additions to equipment included in accounts payable and accrued liabilities at period-end	$—	$35
Refer to note 3 for non-cash acquisition of Innodia Inc.
11.	Workforce reduction:

During the first quarter of 2009, the Company reduced further its research activities and associated workforce to focus on its key projects. The associated costs, totaling approximately $722, were expensed in the first quarter of 2009, of which $228 were paid in April 2009. These costs are presented on the following lines in the Statement of operations: Research and development ($361), General and administrative ($315) and Marketing and selling ($46). In conjunction with this workforce reduction, the terms of some stock options were modified. This will result in a charge to earnings in the second quarter of 2009.

12.	Subsequent events:

On April 16, 2009, the Company announced the completion of the first tranche of a CDN$20,500 convertible notes (2009 Notes) financing with Vitus Investments III Private Limited (Vitus), a corporation whose shares are beneficially owned by Mr. Carlo Bellini, and Victoria Square Ventures Inc. (VSVI), a subsidiary of Power Corporation of Canada (the Investors). On that date, BELLUS Health received gross proceeds of CDN$10,000 for the issuance of 2009 Notes (CDN$5,000 from each Vitus and VSVI) and a second tranche of CDN$10,500 (CDN$5,000 from Vitus and CDN$5,500 from VSVI) is expected to be funded in June 2009. Prior to this financing, and as a condition thereof, BELLUS Health and all of the existing noteholders had agreed to amend the terms of the outstanding 2006 Notes and 2007 Senior Notes to either make them convertible into a new series of preferred shares of BELLUS Health and to have these notes converted into such preferred shares immediately, or to otherwise amend the existing notes which shall remain outstanding. In addition, the landlord of the premises of BELLUS Health, in Laval, Quebec, has agreed, as a condition precedent to the financing, to defer certain rental payments and to accept payment of the deferred rent in cash or common shares of BELLUS Health (at the then applicable market price) at the option of BELLUS Health at a later date. The features of the 2009 Notes issued to the Investors, the terms of the preferred shares, the amended terms of the 2006 Notes and 2007 Senior Notes, as well as the amended terms of the lease for the Laval premises are set forth below.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
12.	Subsequent events (continued):

The 2009 Notes are secured, subject to certain permitted encumbrances, by a first charge on all of the assets of BELLUS Health and certain of its subsidiaries and are convertible into common shares of BELLUS Health at CDN$0.20 per share (the Financing Conversion Price). Interest will be capitalized on the 2009 Notes at the rate of 15% per year and the notes will mature 5 years and one day from the date of issuance. The 2009 Notes include customary anti-dilution provisions in respect of issuances of securities or distributions to shareholders and, in the event BELLUS Health issues additional equity or equity-linked securities at a price per common share that is less than the Financing Conversion Price then in effect, “full ratchet” anti-dilution protection (which will have the effect of lowering the Financing Conversion Price to the new issue price of equity or equity-linked securities) will apply, subject to certain exceptions. In addition, the 2009 Notes contain adjustment provisions in the event of a change of control and negative covenants as well as a pre-emptive right in respect of future financings of BELLUS Health. The 2009 Notes issued to VSVI contains certain piggyback rights in favour of VSVI. The exercise of pre-emptive and piggyback rights will be subject to regulatory approval. The aggregate amount of the 2009 Notes issued to the Investors was increased by CDN$615 to cover a set up fee in connection with the financing. Assuming that each of the 2009 Notes remain outstanding until maturity, are converted in full at the Financing Conversion Price and that all interest thereon is paid by the issuance of common shares of BELLUS Health at the Financing Conversion Price, the maximum number of common shares issuable under the 2009 Notes is 212,349,035, representing a potential dilution factor of 424%, based on the number of common shares issued and outstanding as at March 31, 2009.

Prior to the 2009 Notes financing, BELLUS Health and all of the existing noteholders had agreed to amend the terms of the outstanding 2006 Notes and 2007 Senior Notes. Holders of $33,085 principal amount of existing 2006 Notes and 2007 Senior Notes have agreed to amend the terms of their notes to make them convertible into the preferred shares in the authorized capital of BELLUS Health and received 3,096 preferred shares per $1,000 aggregate principal amount of existing convertible notes, representing a conversion price equal to 200% of the Financing Conversion Price (resulting in a conversion price of CDN$0.40 per share) (the Preferred Share Conversion Price). A total of 102,431,160 preferred shares were issued to note holders who elected to receive preferred shares. Such preferred shares are convertible into common shares of BELLUS Health on a one-to-one basis, subject to adjustment, entitle the holder to 6% cumulative dividends payable in cash or common shares of the Company at the option of the Company and shall be automatically converted into common shares of the Company five years from the date of issuance. The conversion of the 2006 Notes and 2007 Senior Notes to preferred shares is expected to trigger a gain or loss on conversion during the second quarter of fiscal 2009. The remaining note holders have agreed to amend their existing convertible notes as set out below. Assuming that each of the preferred shares remain outstanding until maturity, is converted in full at the Preferred Share Conversion Price and that all dividends payable in respect of the preferred shares are paid by the issuance of common shares of BELLUS Health at an assumed market price of CDN$0.35, the maximum number of common shares issuable on conversion of the preferred shares would be 137,595,789, representing a potential dilution factor of 275%, based on the number of common shares issued and outstanding as at March 31, 2009.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
12.	Subsequent events (continued):

Holders of $13,000 principal amount of the 2006 Notes and one holder of $500 principal amount of 2007 Senior Notes have also agreed to amend the terms of their notes, without immediate conversion into preferred shares. The amendments include providing for a 6% annual interest rate payable in cash or common shares of BELLUS Health at the option of BELLUS Health at the then market price of the common shares, replacing the existing conversion rate adjustment period of October 2009 — November 2009 with a period from October 2012 — November 2012 for conversion of the notes at the then applicable market price of the common shares of BELLUS Health based on a twenty (20) day volume weighted average price at that time and replacing the right to have BELLUS Health redeem the notes in November 2011 with a right to redeem the notes in November 2014 at the then face value of the notes. Amendments to the notes also include the removal of certain negative covenants. Assuming that the remaining 2006 Notes and 2007 Senior Notes are converted in full at an assumed market price of CDN$0.35 in 2012, when the price of such instruments gets adjusted based on the then market price of the common shares of BELLUS Health, and that all interest thereon is paid by way of issuance of common shares of BELLUS Health at an assumed market price of CDN$0.35, the maximum number of common shares issuable under the remaining 2006 Notes and the 2007 Senior Notes, as amended, would be 56,437,714, representing a potential dilution factor of 113%, based on the number of common shares issued and outstanding as at March 31, 2009.

BELLUS Health has agreed that the right to redeem the remaining 2006 Notes and 2007 Senior Notes, as amended, shall be exercisable 90 days prior to the maturity date of the 2009 Notes to be issued to the Investors. Any additional unsecured debt, other than operating facilities or debt that is pari passu or junior in ranking to the existing convertible notes, as amended, shall not mature or be redeemable for cash prior to the date on which the redemption right of the remaining 2006 Notes and 2007 Senior Notes comes into effect. In addition, BELLUS Health has agreed to certain restrictions on its ability to declare or pay dividends in cash while the 2009 Notes are outstanding.

The terms of the 2009 Notes, the amended 2006 Notes and 2007 Senior Notes require the continued listing of the Company’s shares on the TSX; failure to meet this requirement may be an event default which may result in the convertible notes being immediately due and payable.

The Company has not yet assessed the impact the amendment of the 2006 Notes and 2007 Senior Notes will have on its financial statements on the date of filing. Such impact will be reflected in the second quarter results of the Company. The effect of the 2009 Notes, preferred shares and amended convertible notes is anti-dilutive in the calculation of the loss per share but could be potentially dilutive in the future.

BELLUS HEALTH INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2009 and 2008
(in thousands of US dollars, except per share data, unless otherwise noted)
12.	Subsequent events (continued):

The landlord of the premises of BELLUS Health, in Laval, Quebec, has agreed, effective April 1, 2009 and continuing through and including the period to April 7, 2011 (on which date BELLUS Health shall have the right to terminate the lease (the First Termination Option)), to defer BELLUS Health’ base rent by CDN$167 per month (the Deferred Rent). In the event BELLUS Health does not exercise its First Termination Option, the monthly deferral of the Deferred Rent will continue for an additional twelve-month period until March 31, 2012 (on which date BELLUS Health shall have the right to terminate the lease (the Second Termination Option)). The Deferred Rent shall bear interest at the rate of ten percent (10%) annually, calculated from the first date of the month when any such component of Deferred Rent becomes due and payable. Deferred Rent and the accrued interest thereon shall be evidenced by promissory notes issued by BELLUS Health to its landlord on the first day of each month when such Deferred Rent becomes due. The notes shall be payable in cash or, at the option of BELLUS Health, through the issuance of common shares at the market price on the day that the notes become payable. Deferred Rent and all notes evidencing Deferred Rent shall be payable on April 7, 2011, in the event that the First Termination Option is exercised or, alternatively, on March 31, 2012. In the event that the lease is terminated under the First Termination Option or the Second Termination Option, BELLUS Health will pay the landlord a consideration of CDN$6,000 or CDN$5,450, respectively, payable in common shares of BELLUS Health at the then market price of the common shares. The precise amount of rent and number of common shares issued upon conversion of notes to be issued to the landlord will depend, among other things, on the extent to which portions of the premises are sublet or assigned to other tenants during the relevant period. Assuming that the notes issuable to the landlord in respect of deferred rent and interest thereon remain outstanding until March 31, 2012, are paid by way of issuance of common shares of BELLUS Health at an assumed market price of CDN$0.35, and that the lease is terminated pursuant to the Second Termination Option, the maximum number of common shares issuable under the notes would be 35,633,335, representing a potential dilution factor of 71%, based on the number of common shares issued and outstanding as at March 31, 2009. The Company has not yet assessed the impact the termination options payment will have on its financial statements, which will be reflected in the financial statements of the quarter ending June 30, 2009.